AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 21, 2001

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                                (Amendment No. )

                          First Leesport Bancorp, Inc.

--------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock ($5.00 par value)

--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   320682-10-7
                      -------------------------------------
                                 (CUSIP Number)

             (Date of Event Which Requires Filing of this Statement)

                                December 19, 2001
                      -------------------------------------

         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

   | |   Rule 13d-1 (b)
   |X|   Rule 13d-1 (c)
   | |   Rule 13d-1 (d)

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.  320682-10-7

1        NAME OF REPORTING PERSONS

                  Investors of America Limited Partnership
                  IRS Identification Nos. of above persons

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                               (a)
                                                                   ---

                                                               (b)
                                                                   ---

3        SEC USE ONLY


4        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Nevada

                                                5     SOLE VOTING POWER
NUMBER OF SHARES                                             179,190
BENEFICIALLY OWNED
BY EACH REPORTING                               6     SHARED VOTING POWER
PERSON WITH                                                      0

                                                7     SOLE DISPOSITIVE POWER
                                                             179,190

                                                8     SHARED DISPOSITIVE POWER
                                                                 0

9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  179,190

10       CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES  |_|

11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                  5.82%

12       TYPE OF REPORTING PERSON (See Instructions)
                  PN

ITEM 1 (A) NAME OF ISSUER:

         First Leesport Bancorp, Inc.

ITEM 1 (B) ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

         133 North Centre Avenue, Leesport, PA 19533

ITEM 2 (A) NAME OF PERSON FILING:

         The name of the person filing this statement (the "Reporting Person") is Investors of America Limited Partnership.

ITEM 2 (B) ADDRESS OF PRINCIPAL OFFICE:

         The address of the principal office of the Reporting Persons is 135 North Meramec, Clayton, MO 63105.

ITEM 2 (C) CITIZENSHIP:

         Investors of America Limited Partnership is a Nevada limited partnership.

ITEM 2 (D) TITLE OF CLASS OF SECURITIES:

         This statement relates to Common Shares of the Issuer ("Shares").

ITEM 2 (E) CUSIP NUMBER:              320682-10-7

ITEM 3 IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B) OR
                13D-2(B), CHECK WHETHER THE PERSON FILING IS A:

         (a)  /__/  Broker or dealer registered under Section 15 of the
                          Exchange Act.

         (b)  /__/  Bank as defined in Section 3(a)(6) of the Exchange Act.

         (c)  /__/  Insurance company as defined in Section 3(a)(19) of the
                          Exchange Act.

         (d)  /__/  Investment company registered under Section 8 of the
                          Investment Company Act.

         (e)  /__/  An investment adviser in accordance with Rule
                          13d-1(b)(1)(ii)(E).

         (f) /__/ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

         (g) /__/ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

         (h) /__/ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

         (i) /__/ A church plan that is excluded from the definition of an investment company under Section
              3(c)(14) of the Investment Company Act.

         (j)  /__/  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).


ITEM 4  OWNERSHIP:

         As of December 19, 2001, the Issuer had 3,077,821 Shares of Common Stock outstanding, $5.00 par value. (As of November 9, 2001, the Issuer had 1,877,821 shares outstanding, as reported in Form 10-Q for the quarterly period ended September 30, 2001, and 1,200,000 additional shares were issued on December 19, 2001).

         (a)-(b) As of the close of business on December 20, 2001, Investors of America Limited Partnership beneficially owned 179,190 Shares, which constitutes approximately 5.82% of the Shares outstanding as of December 19, 2001.

        (c) Acting through First Securities America, Inc., its general partner, Investors has the sole power to dispose or direct the disposition of and the sole power to vote or direct the vote of 179,190 Shares.

ITEM 5  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

         This item is not applicable.

ITEM 6  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

         No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares held by the Reporting Person.

ITEM 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARIES WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

         This item is not applicable.

ITEM 8  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF A GROUP.

         This item is not applicable.

ITEM 9  NOTICE OF DISSOLUTION OF GROUP.

         This item is not applicable.

ITEM 10   CERTIFICATION.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                                  SIGNATURES

         After reasonable inquiry and to the best of our knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: December 20, 2001


                                      INVESTORS OF AMERICA LIMITED PARTNERSHIP


                                      /s/ James F. Dierberg
                                      -----------------------------------------
                                          James F. Dierberg, President of First
                                          Securities America, General Partner